SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4) (1)

JO-ANN STORES, INC.

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

47758P307
(CUSIP Number)

Alan Rosskamm
Jo-Ann Stores, Inc., 5555 Darrow Road, Hudson, Ohio 44236, (330) 656-2600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2005
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     (1) The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

SCHEDULE 13D/A

CUSIP No. 47758P307			Page 2 of 5

1.	Name of Reporting Person: Betty Rosskamm		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 370,832

		8.	Shared Voting Power: 961,261

		9.	Sole Dispositive Power: 370,832

		10.	Shared Dispositive Power: 961,261

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,332,093

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D/A

Item 1.       Security and Issuer.

(a)	Common Shares, without par value

(b)	Jo-Ann Stores, Inc. (hereafter “Jo-Ann”) 5555 Darrow Road Hudson, Ohio 44236

Item 2.      Identity and Background

(a)	Betty Rosskamm

(b)	5555 Darrow Road Hudson, Ohio 44236

(c)	Mrs. Rosskamm is Senior Vice President and Director-Emeritus of Jo-Ann.

(d)	No

(e)	No

(f)	United States of America

Item 3.       Source and Amount of Funds or Other Consideration

Not Applicable

Item 4.       Purpose of Transaction

The change in Mrs. Rosskamm’s beneficial ownership that is reported on this Schedule 13D/A is due to the sale of 145,000 Common Shares pursuant to a Rule 10b5-1 trading plan adopted by the general partners of Rosskamm Family Partners, L.P. and Rosskamm Family Partners, L.P. II on September 13, 2004.

Item 5.       Interest in Securities of the Issuer

(a)	Mrs. Rosskamm beneficially owns 1,332,093 shares, representing approximately 5.8% of Jo-Ann’s issued and outstanding shares as of April 15, 2005. The number of shares beneficially owned by Mrs. Rosskamm includes 364,250 shares held directly by Mrs. Rosskamm, and 6,582 shares held through funds under the Jo-Ann Stores, Inc. Savings Plan 401(k) (the “Savings Plan”). The number of shares beneficially owned by Mrs. Rosskamm also includes 768,328 shares held by Rosskamm Family Partners, L.P., 139,183 shares held by Rosskamm Family Partners, L.P. II and 53,750 shares held by The Rosskamm Family Partnership, of which Mrs. Rosskamm is a general partner.

(b)	Mrs. Rosskamm has sole power to vote or direct the vote with respect to 370,832 shares. Mrs. Rosskamm has shared power to vote or direct the vote with respect to 961,261 shares. Mrs. Rosskamm has sole power to dispose of or to direct the disposition of 370,832 shares. Mrs. Rosskamm has shared power to dispose of or direct the disposition of 961,261 shares.

Mrs. Rosskamm shares voting and dispositive power with respect to 961,261 shares with Mr. Alan Rosskamm. Mr. Alan Rosskamm is a general partner in Rosskamm Family Partners, L.P., Rosskamm Family Partners, L.P. II and The Rosskamm Family Partnership, and is Chairman, President and Chief Executive Officer of Jo-Ann. Mr. Alan Rosskamm’s business address is 5555 Darrow Road,

Hudson, Ohio 44236. Mr. Alan Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Alan Rosskamm is a citizen of the United States of America.

Mrs. Rosskamm shares voting and dispositive power with respect to 961,261 shares with Mrs. Jacqueline Rothstein. Mrs. Jacqueline Rothstein is a general partner in Rosskamm Family Partners, L.P., Rosskamm Family Partners, L.P. II and The Rosskamm Family Partnership. Mrs. Rothstein’s business address is c/o Mr. Alan Rosskamm, 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Jacqueline Rothstein has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Jacqueline Rothstein is a citizen of the United States of America.

(c)	During the past 60 days, Mrs. Rosskamm, through her ownership in Rosskamm Family Partners, L.P., has sold 45,000 Common Shares pursuant to a Rule 10b5-1 trading plan adopted by the general partners of Rosskamm Family Partners, L.P. on September 13, 2004. The Common Shares were sold in the public market at the market value at the time of sale.

(d)	Not Applicable

(e)	Not Applicable

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mrs. Rosskamm, Mrs. Alma Zimmerman and Jo-Ann have entered into an agreement, dated October 30, 2003, relating to their common shares. Under this agreement, Mrs. Rosskamm and her lineal descendants and permitted holders, and Mrs. Zimmerman and her lineal descendants and permitted holders, may each sell up to 400,000 common shares in any calendar year and may not sell more than 200,000 of those shares in any 180-day period. If either Mrs. Rosskamm or Mrs. Zimmerman plan to sell a number of their common shares in excess of the number permitted under the agreement, they must first offer to sell those shares to the other family party to the agreement, and then with the other family’s permission, to Jo-Ann.

Item 7.       Material to Be Filed as Exhibits

A copy of the agreement referenced in Item 6 above has been filed as Exhibit 10.10 to Jo-Ann’s Form 10-K for the fiscal year ended January 31, 2004 and filed with the Securities and Exchange Commission on April 15, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2005

/s/ Betty Rosskamm
Betty Rosskamm